Deutsche Bank AG New York Legal Department 60 Wall Street, 36th Floor New York, NY 10005-2858 Tel 212-250-2500
April 27, 2012

Via EDGAR and Electronic Mail

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission

Re:	Deutsche Bank Aktiengesellschaft
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed September 29, 2009
File No. 333-162195

Dear Ms. Starr:

Deutsche Bank Aktiengesellschaft (the “Bank”) is pleased to respond to the letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 12, 2012, concerning the Staff’s review of takedowns of structured notes from the Bank’s shelf Registration Statement (“structured notes”).

For your convenience, we have restated your comments below.

Product Names

Comment:

1.
The staff in the Division of Corporation Finance has previously indicated that note titles using the term “principal protected” should also include balanced information about limitations to the principal protection feature. We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories. Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

Response:

The Bank is mindful of the need to provide a clear indication to investors of both the positive and limiting or negative features of its structured notes offerings.  The Bank does not currently and will not in future offerings include the term “principal protected” in the titles of its structured notes.  In addition, in light of the Staff’s comment, the Bank will take steps to ensure that titles for our structured notes across all product categories do not emphasize potential benefits without also identifying potential risks.

Chairman of the Supervisory Board: Clemens Börsig
Management Board: Josef Ackermann (Chairman), Hugo Banziger, Jürgen Fitschen, Anshuman Jain, Stefan Krause, Hermann-Josef Lamberti, Rainer Neske
Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE114103379; www.db.com

Product Pricing and Value

Comment:

2.
We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price. In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate’s estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided. Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses.

Response:

In its offering documents for structured notes, the Bank explains both in its summary disclosure and in risk factors that the price that the Bank’s affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the initial offering price.  Although many structured notes are designed principally as “hold to maturity” investments, it is important that investors understand both the limited secondary market in these products as well as the potential for losses if the investors seek to exit their investment prior to maturity.  However, the Bank respectfully submits that disclosure of an estimate of fair value in the context of marketing and issuance of new structured notes has limited relevance, is inherently uncertain and subjective and therefore presents a significant potential to mislead investors.

In an offering of newly issued structured notes, both issuers and investors are concerned with establishing the value of the transaction to themselves, which is driven by a number of variables on both the buy and sell sides.  While these variables may include some observable inputs, such as, for example, current market interest rates and asset prices, other unobservable inputs, such as, for example, the issuer’s internal funding cost and assumptions regarding volatility and correlation among underlying assets, are highly subjective and variable.  Investors are primarily concerned about the potential economic payout of the structured notes and whether the investment thesis is consistent with their investment goals and requirements, and the Bank includes clear, prominent disclosure on these points in its offering documents.  Issuers are concerned about their internal funding, hedging, distribution and other costs which may vary significantly among structured notes issuers, even for otherwise identical products.  The intersection of these interests will determine the pricing offered by the issuer and attractiveness to investors of any offering of new structured notes.

We are concerned that retail investors will place too much reliance on any disclosed estimate of fair value, when their investment decision should instead be based on the economic terms of the structured note.  The Bank does internally generate “mid-market” prices for its structured notes for purposes of risk management and financial reporting, and these prices are taken into account in determining the prices at which the Bank offers its structured notes.  However, because these prices are highly subjective, as described above, we are concerned that using them as estimates of structured notes’ fair value will provide little useful information to investors.

Alternative methods of estimating fair values of structured notes are also inherently flawed.  There are no observable prices for market transactions between independent, knowledgeable market participants, and since structured notes have contingent, market-based payouts, they do not lend themselves to an income approach, which converts future cash flows to a single current amount.  Estimating the fair value of structured notes using a replacement cost approach, which relies on models using unobservable inputs (such as assumptions regarding volatility and correlation among underlying assets), would suffer from an inherent unreliability and would therefore be inappropriate for retail disclosure.

Furthermore, any estimated fair value disclosed to investors at the beginning of the marketing period may be significantly different than an estimate made at the time of pricing.  As a result, an estimate received by investors at the beginning of the marketing period would have little informational value for investors in making their investment decisions and could, under certain market conditions,  mislead investors.  In particular, the Bank is concerned that if the estimated fair value at pricing is significantly lower than the estimated fair value at the beginning of the marketing period, investors may wrongly believe that the initial disclosure had been materially inaccurate, even though the economic terms of the structured note have been described fully and accurately.  Therefore, we believe that the use of fair value estimates in the marketing of structured notes presents an inherent risk of misleading investors and creating unwarranted potential liabilities for issuers.

Distributor fees, which are often among the largest costs incurred in connection with a structured notes issuance, are disclosed in both the preliminary and final pricing supplements.  This is feasible and unproblematic because distributor fees are objective, are typically quantifiable at the launch of marketing and do not change between the launch and pricing.  The Bank respectfully submits, however, that identifying the specific amounts being paid from the note proceeds for other costs and expenses would suffer from the same uncertainty as fair value estimates and be potentially misleading to investors.   These other estimated costs and expenses of a particular offering – in particular, the cost of hedging – may vary significantly with changes in market conditions between the launch of the marketing period and the pricing date.  As with estimates of fair value, the Bank is concerned that providing estimates of these other costs and expenses to potential investors during the marketing period could lead investors to mistakenly believe that those costs would remain constant or proportional during and after the marketing period and at pricing.

Comment:

3.
We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer’s or affiliate’s own estimate of the fair value of the product. Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer’s or affiliate’s own estimate of the fair value of the product. If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

Response:

It is the Bank’s general practice, for a limited period of time following an issuance of structured notes, to post bid prices that reflect an “amortization” of both the amount of fees and commissions paid to the distributors and the amount of hedging costs, including, when applicable, the expected cost of hedging the Bank’s obligations under the notes through one or more of its affiliates, as well as the profit or loss the Bank or its affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  The amount of fees and costs subject to amortization reflects the differential between the issue price and the Bank’s own estimate of the fair value of the notes determined for this purpose based on internally generated “mid market” prices.  Such amount is generally amortized over a period of three to twelve months, depending on the term of the notes.

If the Bank or its affiliates offer to repurchase the notes from investors, the repurchase price is generally calculated based on the Bank’s own estimate of the fair value of the notes plus the amount of the unamortized fees and costs less a bid spread.  If, however, the amount of the notes to be repurchased is greater than a certain size (generally $100,000 to $250,000 principal amount, depending on a number of factors, including, for example, the type of structured product, the initial issuance size, the time to maturity, the underlying asset and the distribution channel), the Bank may calculate the repurchase price based on the Bank’s own estimate of the fair value of the notes less a bid spread, without the added unamortized fees and costs.  The repurchase price determined by the Bank or its affiliates is communicated to the relevant broker-dealer, who, we understand, will generally reflect such price (including the unamortized fees and costs, if any, and potentially taking into account the bid spread) on investors’ account statements.  While the Bank or its affiliates generally intend to offer to repurchase the notes in the secondary market, they are under no obligation to do so and may choose not to do so under various circumstances.  Similarly, the Bank and its affiliates are under no obligation to include any unamortized amount in its repurchase prices and may choose to change or eliminate this amortization practice in the future.

In light of the Staff’s comment, the Bank will take steps to disclose its current amortization practice and explain to investors the potential impacts of this practice on post-offering pricing, valuation, and trading in the Bank’s pricing supplements.

Use of Proceeds and Reasons for Offerings

Comment:

4.
Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions. Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose. If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

Response:

As described below in our response to Comment 5, the Bank’s structured notes program is designed primarily as a vehicle for creating products to meet customer demand rather than for raising funding.  In general, the proceeds the Bank receives from a structured notes offering are not directly related to the funding used by the Bank or its affiliates to hedge the Bank’s obligations under such notes.  Instead, proceeds are used for general corporate purposes.

While hedging activities relating to structured notes offerings are indeed funded by the Bank, this is done in the aggregate, irrespective of the original source of the funding, and neither any desk or division of the Bank nor any of the Bank’s affiliates receives preferential funding for hedging activities as a result of having sourced part of the funding via structured notes.

Also, given the large size of the Bank’s balance sheet, and of its funding base (described in our response to Comment 5, below), and the generally modest size of a structured notes offering, the extent of indirect net funding provided by a structured note is generally not relevant for determining whether the issuance of the particular structured note will enable the Bank to realize a funding objective, such as financing a project or materially improving its funding base.

Accordingly, the Bank believes that the current disclosure in the Bank’s pricing supplements with respect to the use of proceeds for general corporate purposes is consistent with the requirement of Item 504 of Regulation S-K.  The Bank will continue its ongoing review of the use of proceeds disclosure for its structured notes to ensure that it continues to comply with Item 504 of Regulation S-K and the Staff’s comment.

Comment:

5.
Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products. Explain to us how significant structured notes are to your overall plan of financing and liquidity position. Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured notes as a liquidity source. Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices. Please include quantitative information about outstanding structured note obligations in recent periods.

Response:

The primary purpose of the Bank’s structured notes program is to deliver innovative and value-added products to its customers.  Structured notes provide customers access to return profiles and investment strategies that would be otherwise impractical, and in some cases impossible, for them to access on their own.  While the structured notes program was not designed specifically as a source of funding, it does benefit the Bank by diversifying its funding base in a cost-effective manner.

As of December 31, 2011, the Bank had total global external funding of €1,133 billion, of which €322 billion consisted of term funding.  Of the latter amount, structured notes worldwide, both SEC-registered and otherwise, accounted for €31.8 billion, of which €2.8 billion consisted of SEC-registered structured notes.  Thus, structured notes worldwide represented only 2.8% of the Bank’s total global external funding of €1,133 billion.1  This low reliance on structured notes, as well as their maturity profile, allows the Bank to replace them with other sources of funding, if necessary.  The Bank has not experienced significant changes in its reliance on structured notes as a liquidity source in the past few years.

The primary drivers of trends in the types of structured notes offered by the Bank and the asset classes underlying such structured notes are prevailing market conditions and customer demand.  For example, due to the current low interest rate environment, the Bank has seen a reduced demand for notes that promise a return of principal at maturity.  In addition, the Bank has recently seen increased sales of our third-party-distributed structured notes linked to broad-based equity indices or large cap stocks, as well as

1
For purposes of these calculations, we have excluded from the category of structured notes certain “plain vanilla” debt issuances, including fixed and floating rate debt offerings, as well as certain self-funding structures that do not complement the Bank’s funding plan.

continued interest in structured notes linked to indices employing tailored investment strategies in the equity or commodity markets.

Plan of Distribution

Comment:

6.
We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page. Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved. Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices. In this situation, please explain why there may be different prices and what type of investor may receive a “better” price. Please explain the process in detail.

Response:

It is not the practice of the Bank and its affiliates to sell structured notes to investors at different offering prices on the initial pricing date.  On rare occasions, the Bank may sell additional notes following the initial pricing date but prior to the settlement date, at prices reflecting changes in market prices and conditions since the initial pricing date.  Any increase or decrease from the original offering price will generally be consistent with changes in the secondary market value of notes placed in the initial offering.  The Bank’s affiliates may also occasionally purchase certain amounts of otherwise unsold structured notes, and may repurchase structured notes from investors.  Following the initial distribution of the notes, such notes may be resold at then-prevailing market prices. Whether in the initial offering or in the later resales, investors who purchase structured notes from the Bank or its affiliates at the same time will receive the same offering price, and none of those investors will receive a “better” price from the Bank or its affiliates than another.

Comment:

7.
Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum return), with the actual terms set within that range on a later pricing date. If you offer notes in this manner, explain to us with a view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

Response:

The Bank or its affiliates offer certain structured notes by using a preliminary pricing supplement that discloses a range, typically for a single material economic term of the notes.  At the time of launch of the structured notes offering, the range for this term is set around a price point that reflects the Bank’s targeted profit after taking account of the anticipated costs of the offering.  The high and low ends of the range will depend on the expected length of the marketing period (for example, the longer the marketing period, the wider the range), market conditions prevailing on the launch date and the Bank’s assessment of the sensitivity of the value of the notes to changes in those market conditions.  The final terms are established on the pricing date based on prevailing market conditions, sometimes in consultation with the distribution agent.  The initial range is communicated to investors through the preliminary pricing supplement and the final term is communicated to investors through the final pricing supplement.  Many of the Bank’s structured notes are distributed through third-party dealers, and, in those cases, the Bank communicates the final terms to those dealers, who, in turn, communicate them to investors.

Liquidity

Comment:

8.
While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market. In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

Response:

As a matter of commercial practice, the Bank or its affiliates generally post daily indicative repurchase prices for structured notes in principal amounts up to a certain size (generally $100,000 to $250,000, depending on the type of structured product, the initial issuance size, the time to maturity, the underlying asset and the distribution channel), and, upon request, will provide indicative repurchase prices for notes in larger size.  These indicative repurchase prices are determined in the manner described in our response to Comment 3 above.  As a general practice, repurchases of structured notes by the Bank or its affiliates in the secondary market are intermediated by broker-dealers through which investors hold their securities.  While the Bank or its affiliates generally intend to offer to repurchase the notes in the secondary market and often do so, they are under no obligation to repurchase the notes in the secondary market and may choose not to do so under certain adverse market conditions, including, for example, a short-term liquidity crunch.

Issuer Credit Risk

Comment:

9.
While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer. It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment. As a result, we believe the risk that an investor is exposed to an issuer’s credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

Response:

The Bank clearly and consistently discloses that its structured notes are unsecured obligations of the issuer and that all payments thereon are subject to the issuer’s creditworthiness.  This disclosure appears prominently on the cover of each of the Bank’s pricing supplements, as well as in a separate risk factor in such pricing supplements.  The Bank will continue to include this prominent disclosure in its structured notes offering documents.

Tax Consequences

Comment:

10.
Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing. Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details. Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision. Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel. If so, explain how these opinions are filed as required.

Response:

The Bank has filed the “forward” consent of its special tax counsel, Davis Polk & Wardwell LLP (“Tax Counsel”), to be identified as such, and to the inclusion of any opinion of Tax Counsel delivered in that capacity in pricing supplements for structured notes issued pursuant to the Bank’s shelf Registration Statement.  When preparing pricing supplements for an offering of structured notes, the Bank determines with assistance of Tax Counsel the appropriate tax disclosure and whether the tax consequences of owning those structured notes are sufficiently complex or unclear that an opinion of Tax Counsel is appropriate.  In those cases, the opinion of Tax Counsel set forth in the pricing supplement will indicate that the relevant tax discussion included therein, when read together with the relevant tax discussion in the relevant product supplement or the prospectus supplement, constitutes the full opinion of Tax Counsel.  Pursuant to Item 601(b)(8) of Regulation S-K, because the opinion of Tax Counsel is set forth in full in the pricing supplement, the opinion is not separately filed as an exhibit to a Form 6-K.

Referenced Asset or Index Disclosure

Comment:

11.
It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer’s disclosure obligations under the federal securities laws. Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index. Please revise your disclosure, as appropriate, to be consistent with this standard.

Response:

The Bank’s current practice is consistent with the Staff’s comment.  The Bank does not disclaim liability with respect to information concerning the assets or indices underlying its structured notes.  In presenting such information, the Bank discloses, when relevant, that it has been derived from public sources and that the Bank has not participated in the preparation of, or independently verified, such information.  The Bank will continue to comply with the Staff’s comment in this regard.

Comment:

12.	Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information. If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

Response:

The Bank has disclosed retrospectively calculated performance information for underlying indices that are relatively new and for which there are only limited historical performance data.  This information is calculated for periods prior to the inception of the relevant index by applying the current methodology of the index to actual historical price data for the components of the index.

This information is presented in graph form in the applicable structured notes pricing supplement, with descriptive language disclosing the inception date of the index and explaining that no actual investment tracking the index’s performance was possible prior to the index inception date.  The Bank includes a separate risk factor to this effect as well.

This disclosure clearly identifies to investors which performance information is actual and which performance information has been retrospectively calculated.  The Bank believes that this prominent and clear language provides balanced performance information to investors.

Disclosure Format

Comment:

13.
We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements. While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information or updated information. Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

Response:

Each of the Bank’s structured notes is offered using a disclosure package consisting of several documents.  The primary document to which investors look for the most relevant information concerning a particular issuance of structured notes is the pricing supplement.  The pricing supplement, in turn, incorporates by reference, and contains prominently displayed electronic hyperlinks to, the other disclosure documents in the package.  These include: an underlying supplement (if applicable), a product supplement (if applicable), the Bank’s prospectus supplement relating to its structured notes program and a base prospectus relating to its senior debt securities.  Each of these documents is briefly described below.

The pricing supplement for a particular offering of structured notes contains all key economic terms of the particular structured notes offering, a narrative description of the structure of the notes and its principal features, information identifying the underlying asset or index, complete risk disclosure, hypothetical payout examples and charts and historical performance information relating to the underlying asset or index.

For index-linked notes, a full description of the underlying index, including, for example, its composition and the methodologies for its calculation, maintenance, modification and dissemination, may be included either in the pricing supplement or, where the index underlies (or is expected to underlie) multiple issuances, in a separate “underlying supplement.”  When an underlying supplement is used, the pricing supplement will include a brief summary of the index, index-related risk factors and historical information, and a link and reference to the underlying supplement.

Where multiple issuances of structured notes are of a common product type, the Bank may include in a separate “product supplement” disclosure of the technical terms and legal definitions which are common to that type of product.  For example, product supplements describe the consequences of market disruption events, postponements of valuation or payment dates and anti-dilution adjustments.

The prospectus supplement describes the range of notes that may be issued under the Bank’s structured notes program, as well as the mechanics of fixed or floating interest rate notes offered under the program.

The base prospectus, contained in the Bank’s shelf Registration Statement (no. 333-162195), provides information about the Bank and the senior indenture pursuant to which the Bank’s structured notes are issued.

All of these documents are on file with the Commission.

Exhibits

Comment:

14.
Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so. For example, distribution agreements and instruments defining the rights of note holders may be required exhibits. Please explain to us your approach to filing these and any other applicable exhibits.

Response:

In keeping with standard practice for medium-term note programs, the Bank’s approach has been to file the principal documents relating to its structured notes program upon the commencement of the program, and, as necessary, with each re-filing of the Bank’s shelf Registration Statement.  Executed distribution agreements were most recently filed with the Commission as Exhibits 99.1 to 99.4 to the Bank’s Form 6-K dated September 30, 2009.  All of the Bank’s structured notes are sold under these filed distribution agreements.  The senior indenture governing all issuances off of the Bank’s structured notes program was filed with the Commission as Exhibit 4.1 to the Bank’s Registration Statement dated October 10, 2006 (no. 333-137902), and the forms of note for the program were filed with the Commission as Exhibits 99.3 and 99.4 to the Bank’s Form 6-K dated November 28, 2006.  Both the senior indenture and the forms of note are also exhibits to the Bank’s current Registration Statement dated September 29, 2009.  Final pricing terms for individual issuances of the Bank’s structured notes are contained in final pricing supplements, which are filed with the Commission on an ongoing, deal-by-deal basis.

The Bank filed as an exhibit to a Form 6-K (also incorporated as an exhibit to the Bank’s Registration Statement) the consent of its counsel, Davis Polk & Wardwell LLP, to be named, and to the inclusion of the specified validity opinion of such counsel, in future pricing supplements.  A validity opinion is included in the final pricing supplement for each of the Bank’s structured notes offerings.

Please see our response to Comment #10 with respect to tax opinions.

This is to acknowledge that (a) the Bank is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Bank’s filings; and (c) the Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned, Joseph C. Kopec (ph: 212-250-1306; fax: 212-797-4563; e-mail: joseph.kopec@db.com), if you would like further clarification or additional information.

Sincerely,

Deutsche Bank Aktiengesellschaft

By:
/s/ Ernest C. Goodrich, Jr.
Ernest C. Goodrich, Jr.
Managing Director & Senior Counsel
Deutsche Bank AG New York Branch

By:
/s/ Joseph C. Kopec
Joseph C. Kopec
Managing Director & Senior Counsel
Deutsche Bank AG New York Branch

cc:	Ms. Raquel Fox
(Securities and Exchange Commission)

Daniel N. Budofsky
(Davis Polk & Wardwell LLP)